UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

A copy of the Articles of Association of Auris Medical Holding AG is filed as Exhibit 1.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 1.1, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-206710) and Form S-8 (Registration Numbers 333-198037 and 333-200805) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: April 11, 2016

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Auris Medical Holding AG